# UNITED STATES
# SECURITIES AND EXCHANGE COMMISSION
**WASHINGTON, D.C. 20549**

# FORM 8-K

**CURRENT REPORT**
**Pursuant to Section 13 or 15(d) of the**
**Securities Exchange Act of 1934**

Date of Report (Date of earliest event reported)
**January 28, 2010**



# Janus Capital Group Inc.
(Exact name of registrant as specified in its charter)

| **DELAWARE** | **001-15253** | **43-1804048** |
|---|---|---|
| (State or other jurisdiction of incorporation) | (Commission file number) | (IRS Employer Identification Number) |

**151 DETROIT STREET**
**DENVER, COLORADO 80206**
(Address of principal executive offices)  (Zip Code)

Registrant's telephone number, including area code
**(303) 691-3905**

**Not Applicable**
(Former name or former address if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☐  Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐  Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐  Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐  Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

**Item 2.02**     **Results of Operations and Financial Condition.**

On January 28, 2010, Janus Capital Group Inc. ("JCG") issued a press release reporting its financial results for the fourth quarter 2009 and year ended 2009.  Copies of that press release and the earnings presentation are being furnished as Exhibit 99.1 and Exhibit 99.2, respectively, to this Current Report.

**Item 9.01**     **Financial Statements and Exhibits**

(d)   Exhibits

    99.1     Janus Capital Group Inc. press release reporting its financial results for the fourth quarter 2009 and year ended 2009

    99.2     Janus Capital Group Inc. fourth quarter 2009 and year ended earnings presentation

2

## SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Janus Capital Group Inc.

Date: January 28, 2010

By: /s/ Gregory A. Frost
Executive Vice President and Chief Financial Officer

## EXHIBIT INDEX

| Exhibit No. | Document |
| --- | --- |
| 99.1 | Janus Capital Group Inc. press release reporting its financial results for the fourth quarter 2009 and year ended 2009 |
| 99.2 | Janus Capital Group Inc. fourth quarter 2009 and year ended 2009 earnings presentation |

| Exhibit No. | Document |
| --- | --- |
| 99.1 | Janus Capital Group Inc. press release reporting its financial results for the fourth quarter 2009 and year ended 2009 |
| 99.2 | Janus Capital Group Inc. fourth quarter 2009 and year ended 2009 earnings presentation |